UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

George Chen

PW Medtech Group Limited

Level 54, Hopewell Centre

183 Queen’s Road East

Hong Kong

+86 10 8478 3617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104

1.	Names of Reporting Persons. PW Medtech Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,321,000 ordinary shares(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,321,000 ordinary shares(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,321,000 ordinary shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)		3,750,000 Ordinary Shares will be sold to Biomedical Treasure Limited pursuant to a share purchase agreement dated October 26, 2020; 910,167 Ordinary Shares will be sold to 2019B Cayman Limited pursuant to a share purchase agreement dated October 26, 2020 and at least 660,833 Ordinary Shares will be sold to Biomedical Future Limited pursuant to a share purchase agreement dated October 26, 2020. Please refer to Item 4 for a brief description of such share purchase agreements.
(2)		Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as provided in the Issuer’s Form 6-K filed on August 17, 2020.

CUSIP No. G21515104

1.	Names of Reporting Persons. Cross Mark Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,950,147 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,950,147 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,147 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)		Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as provided in the Issuer’s Form 6-K filed on August 17, 2020.

CUSIP No. G21515104

1.	Names of Reporting Persons. Liu Yufeng
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,950,147 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,950,147 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,147 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)		Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as provided in the Issuer’s Form 6-K filed on August 17, 2020.

Introduction

This Amendment No. 9 to Schedule 13D (this “Amendment No.9”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 10, 2018, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on August 27, 2018, the Amendment No. 2 filed under Schedule 13D/A on September 24, 2018, the Amendment No. 3 filed under Schedule 13D/A on September 19, 2019, the Amendment No. 4 filed under Schedule 13D/A on January 24, 2020, the Amendment No. 5 filed under Schedule 13D/A on March 20, 2020, the Amendment No. 6 filed under Schedule 13D/A on May 5, 2020, the Amendment No. 7 filed under Schedule 13D/A on May 11, 2020 and the Amendment No. 8 filed under Schedule 13D/A on September 17, 2020 (the “Original Schedule 13D”), by each of PW Medtech Group Limited (“PWM”), Cross Mark Limited (“Cross Mark”), and Ms. Liu Yufeng (together with PWM and Cross Mark, the “Reporting Persons”) relating to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of China Biologic Products Holdings, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Except as provided herein, this Amendment No.9 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No.9 have the means ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

On October 26, 2020, each of Double Double and Point Forward entered into the Amendment No. 3 to Share Purchase Agreement (collectively, the “PWM SPA Amendments No. 3,” and each a “PWM SPA Amendment No. 3”) with PWM, respectively, pursuant to and subject to the terms and conditions of which, (a) each of Double Double and Point Forward agreed to pay to PWM an amount equal to the product of US$19.00 multiplied by the number of Ordinary Shares purchased by Double Double or Point Forward (as applicable) pursuant to the terms and conditions of the PWM SPA and the Double Double Assignment Agreement or the Point Forward Assignment Agreement (as applicable), and (b) the post-closing price adjustment provisions in Section 5.2 of the PWM SPA were deleted in their entirety, so that Double Double and Point Forward and their respective affiliates shall have no obligations or liabilities under such provisions.

On October 26, 2020, PWM entered into a share purchase agreement (the “BTL SPA”) with Biomedical Treasure Limited (“BTL”), an affiliate of Mr. Chow, pursuant to which PWM shall sell to BTL 3,750,000 Ordinary Shares (the “BTL Sale Shares”) at the per share purchase price of $120.00, subject to the terms and conditions thereof (including the approval by shareholders of PWM at an Extraordinary General Meeting of PWM).

In connection with the entry into the BTL SPA, on October 26, 2020, PWM entered into an assignment and amendment agreement with the Issuer and BTL (the “PWM-BTL Assignment Agreement”), pursuant to and subject to the terms and conditions of which, PWM has agreed to (a) assign to BTL all of PWM’s rights, obligations and covenants with respect to and in connection with the BTL Sale Shares under the investor rights agreement, dated as of January 1, 2018, by and between the Issuer and PWM (as may be amended and/or restated from time to time, the “Investor Rights Agreement”) with effect from closing of the transactions under the BTL SPA (such assignments are collectively referred to as the “PWM-BTL Assignment”) and (b) cause Ms. Yue’e Zhang, the executive director and chief executive officer of PWM and a director of the Issuer, to resign as a director of the Issuer with effect from closing of the transactions contemplated under the BTL SPA.

On October 26, 2020, PWM entered into a share purchase agreement (the “2019B Cayman SPA”) with 2019B Cayman Limited (“2019B Cayman”), an affiliate of CITIC Capital, pursuant to which PWM shall sell to 2019B Cayman 910,167 Ordinary Shares (the “2019B Cayman Sale Shares”) at the per share purchase price of $120.00, subject to the terms and conditions thereof (including the approval by shareholders of PWM at an Extraordinary General Meeting of PWM).

On October 26, 2020, PWM entered into a share purchase agreement (the “BFL SPA,” and together with the BTL SPA and 2019B Cayman SPA, collectively, the “PWM Sell-Down SPAs”) with Biomedical Future Limited (“BFL”), an affiliate of Mr. Chow, pursuant to which PWM shall sell to BFL at least 660,833 Ordinary Shares (which may increase to up to 1,571,000 Ordinary Shares in the aggregate in the event the transactions contemplated under the 2019B Cayman SPA does not consummate fully or at all) (the Ordinary Shares actually purchased by BFL pursuant to the BFL SPA are collectively referred to as the “BFL Sale Shares,” and together with the BTL Sale Shares and 2019B Cayman Sale Shares, each a “Sale Share,” and collectively, the “Sale Shares”) at the per share purchase price of $120.00, subject to the terms and conditions thereof (including the approval by shareholders of PWM at an Extraordinary General Meeting of PWM).

In connection with the entry into the BFL SPA, on October 26, 2020, PWM entered into an assignment and amendment agreement with the Issuer and BFL (the “PWM-BFL Assignment Agreement,” and together with the PWM-BTL Assignment Agreement, collectively, the “PWM Assignment Agreements”), pursuant to and subject to the terms and conditions of which, PWM has agreed to assign to BFL certain of PWM’s rights, obligations and covenants with respect to and in connection with the BFL Sale Shares under the Investor Rights Agreement with effect from closing of the transactions under the BFL SPA (such assignments, together with the PWM-BTL Assignment, collectively, the “PWM Assignments”).

In connection with the entry into the PWM Sell-Down SPAs, on October 26, 2020 PWM entered into a letter agreement with each of BTL, 2019B Cayman and BFL and the other applicable parties (each a “Letter Agreement”), pursuant and subject to the terms and conditions of which the respective parties have agreed, among others, that (i) during such period from the date of the respective Letter Agreements to the occurrence of any of the following events (whichever is the earliest), PWM shall not, before closing of the Transaction, contribute its Rollover Securities to CBPO Holdings Limited (a company formed by the Buyer Consortium) in connection with the Transaction: (w) the closing of the respective transactions under the BTL SPA, 2019B Cayman SPA or BFL SPA (as the case may be), (x) the valid termination of the BTL SPA, 2019B Cayman SPA or BFL SPA (as the case may be), (y) the closing of the Transaction and (z) the execution of the definitive agreement for the Transaction (or any amendment thereto and/or restatement thereof) which provides that the Buyer Consortium Take-Private Consideration is less than $120; (ii) in the event that the closing of the Transaction takes place before the respective closings of the transactions under the BTL SPA, 2019B Cayman SPA and BFL SPA (as the case may be), and so long as the Buyer Consortium Take-Private Consideration is not less than $120, the corresponding Sale Shares held by PWM immediately before closing of the Transaction shall be cancelled and converted into the right to receive the Buyer Consortium Take-Private Consideration in the Transaction; and (iii) PWM shall bear the agreed portion of all out-of-pocket costs and expenses that have been incurred and accrued by the Buyer Consortium in connection with the Transaction prior to the respective closings of the transactions under the BTL SPA, 2019B Cayman SPA and BFL SPA (as the case may be); and after the closing of the transactions under the BTL SPA, 2019B Cayman SPA and BFL SPA (as applicable), PWM shall not be responsible for such portion of the out-of-pocket costs and expenses incurred by the Buyer Consortium in connection with the Transaction and attributable to the corresponding Sale Shares.

On October 26, 2020, BTL, BFL and Biomedical Development Limited (“BDL,” an affiliate of Mr. Chow) executed a deed of adherence (the “Management Adherence Deed”) in accordance with the Consortium Agreement, pursuant to which each of BTL, BFL and BDL became a party to the Consortium Agreement and agreed to, among other things, perform and comply with each of the obligations of an Initial Consortium Member as if each of them had been an Initial Consortium Member under the Consortium Agreement at the date of execution thereof.

In connection with the entry into the PWM Sell-Down SPAs, that certain share purchase agreement, dated as of October 26, by and between Double Double and BDL (the “Additional Centurium SPA”), that certain share purchase agreement, dated as of October 26, by and between Parfield and 2019B Cayman (the “Additional Parfield SPA”), and the Management Adherence Deed, the Board has granted to the Initial Consortium Members and other applicable parties a waiver from complying with certain restrictions as agreed under (i) the Investor Rights Agreement, and (ii) (A) that certain confidentiality agreements, dated as of October 20, 2019, by and between each of Beachhead, PWM, Parfield, CITIC Capital, Hillhouse and Temasek, respectively, and the Issuer and (B) that certain confidentiality agreement, dated as of October 14, 2020, by and between Mr. Chow and the Issuer. The Board has also determined, among other things, that such Initial Consortium Members and their respective affiliates will not be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into, or the performance of any obligations under, the Consortium Agreement, the PWM Sell-Down SPAs, the Additional Centurium SPA, the Additional Parfield SPA and the Management Adherence Deed.

In connection with the entry into the PWM Sell-Down SPAs, the Additional Centurium SPA, the Additional Parfield SPA and the Management Adherence Deed, and in consideration for the Merger Voting Undertaking and Share Sale Voting Undertakings (each as defined below), on October 26, 2020, Beachhead, Double Double, Point Forward and PWM granted an irrevocable written consent pursuant to the Consortium Agreement (including, but not limited to, Section 4.4(a) and Section 4.7 thereof) for the purposes of permitting, among other things, the entry into the PWM Sell-Down SPAs, the Additional Centurium SPA, the Additional Parfield SPA and the Management Adherence Deed by the relevant parties thereto, and the performance of their respective obligations thereunder by such relevant parties.

PWM will cease to be a holder of any Ordinary Shares and is expected to cease to be a member of the Buyer Consortium, in each case upon closing of the transactions contemplated under the PWM Sell-Down SPAs.

In connection with the entry into the PWM Sell-Down SPAs, on October 26, 2020, Cross Mark, as a substantial shareholder of PWM, executed and delivered a voting undertaking to each of BTL, BFL and 2019B Cayman (each a “Share Sale Voting Undertaking;” and collectively, the “Share Sale Voting Undertakings”), pursuant to and subject to the terms and conditions of which, Cross Mark agreed to, among other things, at any extraordinary general meeting of shareholders of PWM and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of PWM is sought, exercise all of its voting rights attaching to the ordinary shares held by it in PWM to (a) approve the respective PWM Sell-Down SPAs and PWM’s performance of its obligations thereunder; (b) oppose the taking of any action which might, in any material respect, interfere with, delay, adversely affect or be inconsistent with PWM’s performance of obligations under the respective PWM Sell-Down SPAs; and (c) vote in consistency with the recommendations of the board of directors of PWM with respect to the respective Letter Agreements and PWM’s performance of obligations thereunder, and any other agreements or documents in connection therewith.

In connection with the entry into the PWM Sell-Down SPAs, on October 26, 2020, Cross Mark, as a substantial shareholder of PWM, executed and delivered a voting undertaking to PWM (the “Merger Voting Undertaking”) pursuant to and subject to the terms and conditions of which, Cross Mark agreed to, among other things, at any extraordinary general meeting of shareholders of PWM and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of PWM is sought, exercise all of its voting rights attaching to the ordinary shares held by it in PWM to (a) approve and enable PWM to vote the Ordinary Shares and other equity securities of the Issuer held by PWM in favor of the approval of the definitive agreement and plan of merger for the Transaction (the “Merger Agreement”) and the transactions contemplated thereby, including the Transaction; (b) oppose the taking of any action which might, in any material respect, interfere with, delay, adversely affect or be inconsistent with PWM’s obligations in connection with the Merger Agreement and the transactions contemplated thereby, including the Transaction; and (c) vote in consistency with the recommendations of the board of directors of PWM with respect to its obligation of sharing a portion of costs and expenses incurred by the Buyer Consortium (including any termination fee payable to the Issuer pursuant to the Merger Agreement) or any other arrangements in connection with the Transaction as agreed by PWM and such other parties.

In connection with the entry into the PWM Sell-Down SPAs and the PWM Assignment Agreements, on October 26, 2020 PWM entered into a supplemental agreement with the Issuer (the “PWM Supplemental Agreement”), pursuant to and subject to the terms and conditions of which, PWM and the Issuer have agreed, among others, (i) that certain letter agreement dated as of September 20, 2018 between PWM and the Issuer in connection with the transactions contemplated under the Margin Loan Agreement shall be terminated with effect from the date of the PWM Supplemental Agreement; and (ii) from the effective date of the latest PWM Assignment to March 31 of the year following the year in which PWM ceases to be a shareholder of CBPO, PWM shall remain entitled to obtain from the Issuer certain financial information about the Issuer for the purposes of PWM’s preparation of its financial results and compliance with the applicable laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

References to the PWM SPA Amendments No. 3, the PWM Sell-Down SPAs, the PWM Assignment Agreements, the Letter Agreements, the Management Adherence Deed, the Share Sale Voting Undertakings, the Merger Voting Undertaking and the PWM Supplemental Agreement in this Amendment No.9 are qualified in their entirety by reference to the PWM SPA Amendments No. 3, the PWM Sell-Down SPAs, the PWM Assignment Agreements, the Letter Agreements, the Management Adherence Deed, the Share Sale Voting Undertakings, the Merger Voting Undertaking and the PWM Supplemental Agreement, copies of which are attached hereto as Exhibits 15 through 30 incorporated herein by reference in their entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by inserting the following paragraph before the last paragraph thereof:

The descriptions of the principal terms of the PWM SPA Amendments No. 3, PWM Sell-Down SPAs, the PWM Assignment Agreements, the Letter Agreements, the Management Adherence Deed, the Share Sale Voting Undertakings, the Merger Voting Undertaking and the PWM Supplemental Agreement in this Amendment No.9 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 15*	PWM SPA Amendment No. 3, dated as of October 26, 2020, by and between PWM and Point Forward.

Exhibit 16*	PWM SPA Amendment No. 3, dated as of October 26, 2020, by and between PWM and Double Double.

Exhibit 17*	BTL SPA, dated as of October 26, 2020, by and between PWM and BTL

Exhibit 18*	2019B Cayman SPA, dated as of October 26, 2020, by and between PWM and 2019B Cayman.

Exhibit 19*	BFL SPA, dated as of October 26, 2020, by and between PWM and BFL.

Exhibit 20*	PWM-BTL Assignment Agreement, dated as of October 26, 2020, by and among PWM, the Issuer and BTL.

Exhibit 21*	PWM-BFL Assignment Agreement, dated as of October 26, 2020, by and among PWM, the Issuer and BFL.

Exhibit 22*	Letter Agreement, dated as of October 26, 2020, by and among PWM, BTL and CPEChina Fund III, L.P.

Exhibit 23*	Letter Agreement, dated as of October 26, 2020, by and between PWM and 2019B Cayman.

Exhibit 24*	Letter Agreement, dated as of October 26, 2020, by and among PWM, BFL and Neptune Connection Limited.

Exhibit 25*	Management Adherence Deed, dated as of October 26, 2020, by BTL, BFL and BDL.

Exhibit 26*	Share Sale Voting Undertaking, dated as of October 26, 2020, by Cross Mark with respect to the transactions contemplated under the BTL SPA.

Exhibit 27*	Share Sale Voting Undertaking, dated as of October 26, 2020, by Cross Mark with respect to the transactions contemplated under the 2019B Cayman SPA.

Exhibit 28*	Share Sale Voting Undertaking, dated as of October 26, 2020, by Cross Mark with respect to the transactions contemplated under the BFL SPA.

Exhibit 29*	Merger Voting Undertaking, dated as of October 26, 2020, by Cross Mark.

Exhibit 30*	PWM Supplemental Agreement, dated as of October 26, 2020, by and between PWM and the Issuer.

*Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2020

PW MEDTECH GROUP LIMITED

By:	/s/ Yue’e Zhang
	Name:	Yue’e Zhang
	Title:	Executive Director and Chief Executive Officer

CROSS MARK LIMITED

By	/s/ Liu Yufeng
	Name:	Liu Yufeng
	Title:	Director

LIU YUFENG

By	/s/ Liu Yufeng